JACKSON
                                                 NATIONAL LIFE INSURANCE COMPANY


LEGAL DEPARTMENT MEMORANDUM



DATE:    August 5, 2009

TO:      Ellen J. Sazzman
         SENIOR COUNSEL
         U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:    Anthony L. Dowling
         ASSOCIATE GENERAL COUNSEL

RE: Response to Comments for Post-Effective Amendment No. 16 for Perspective Advisors II (File Nos: 333-118370 and 811-08401)

--------------------------------------------------------------------------------

This memorandum and the materials supplied are in response to the comments you provided me via telephone on July 31, 2009, for the above referenced filing.

In the interest of convenience for the staff of the Securities and Exchange Commission (the "Commission" and the "Commission Staff", as appropriate), this memorandum quotes our understanding of each of your oral comments, followed respectively by narrative responses (in bold). Please provide us guidance if we misinterpreted the substance of your comments.

1.   CONTRACT NAME

     Please confirm to Commission Staff that the contract name is and will continue to be the same as the class identifier found on EDGAR that is associated with the contract.

     RESPONSE: THE CONTRACT NAME IS AND WILL CONTINUE TO BE THE SAME AS THE CLASS IDENTIFIER FOUND ON EDGAR THAT IS ASSOCIATED WITH THE CONTRACT.


2.   THIRD-PARTY AGREEMENTS

     Please disclose to Commission Staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the variable annuity contract or whether the company will be primarily responsible for paying out on any guarantees associated with the contract.

     RESPONSE: THE COMPANY WILL BE SOLELY RESPONSIBLE FOR PAYING OUT ANY GUARANTEES ASSOCIATED WITH THE VARIABLE ANNUITY CONTRACT FROM ITS GENERAL ACCOUNT ASSETS, WHICH MAY INCLUDE PAYMENTS RECEIVED UNDER STANDARD REINSURANCE AGREEMENTS. THERE ARE NO GUARANTEES OR SUPPORT AGREEMENTS WITH THIRD PARTIES TO SUPPORT ANY OF THE COMPANY'S GUARANTEES UNDER THE CONTRACT.

Ms. Ellen J. Sazzman
August 5, 2009
Page 2 of 2

3.   RULE 12H-7 REPRESENTATION

     If you intend to rely on Rule 12h-7 but have not already added a statement to that affect in the underlying prospectus, please do so.

     RESPONSE:  A  STATEMENT  TO  THAT  AFFECT  IS  ALREADY  IN  THE  UNDERLYING
     PROSPECTUS.


4.   THE FIXED ACCOUNT

     Please add the following statement to this section: "Unlike the Separate Account, the General Account is not segregated or insulated from the claims of the insurance company's creditors. Investors are looking to the financial strength of the insurance company for its obligations under the Contract, including, for example, guaranteed minimum death benefits and guaranteed minimum withdrawal benefits."

     RESPONSE: THE STATEMENT HAS BEEN ADDED, AS REFLECTED IN THE EXCERPT BELOW.


     PREMIUM THAT YOU ALLOCATE TO THE FIXED ACCOUNT WILL BE PLACED WITH OTHER ASSETS IN OUR GENERAL ACCOUNT. UNLIKE THE SEPARATE ACCOUNT, THE GENERAL ACCOUNT IS NOT SEGREGATED OR INSULATED FROM THE CLAIMS OF THE INSURANCE COMPANY'S CREDITORS. INVESTORS ARE LOOKING TO THE FINANCIAL STRENGTH OF THE INSURANCE COMPANY FOR ITS OBLIGATIONS UNDER THE CONTRACT, INCLUDING, FOR EXAMPLE, GUARANTEED MINIMUM DEATH BENEFITS AND GUARANTEED MINIMUM WITHDRAWAL BENEFITS. THE FIXED ACCOUNT IS NOT REGISTERED WITH THE SEC, AND THE SEC DOES NOT REVIEW THE INFORMATION WE PROVIDE TO YOU ABOUT IT. DISCLOSURES REGARDING THE FIXED ACCOUNT, HOWEVER, MAY BE SUBJECT TO THE GENERAL PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES. TRANSFERS OUT OF THE FIXED ACCOUNT ARE SUBJECT TO CONTRACTUAL AND ADMINISTRATIVE REQUIREMENTS. FOR MORE INFORMATION, PLEASE SEE THE APPLICATION, CHECK WITH THE REGISTERED REPRESENTATIVE HELPING YOU TO PURCHASE THE CONTRACT, OR CONTACT US AT OUR JACKSON OF NY SERVICE CENTER.



5.   EXCESS WITHDRAWALS

     Disclose that excess or non-compliance withdrawals under certain living benefit riders offered in the underlying prospectus may result in a reduction or premature termination of these benefits and of those riders.

     RESPONSE:  UNDER THE  "ACCESS TO YOUR  MONEY"  SECTION,  IN THE  SUBSECTION
     ENTITLED "GUARANTEED MINIMUM WITHDRAWAL BENEFIT IMPORTANT SPECIAL CONSIDERATIONS", THE FOLLOWING PARAGRAPH HAS BEEN ADDED. IN ADDITION, WE WILL ADD SIMILAR DISCLOSURE IN EACH OF THE APPLICABLE GUARANTEED MININUM WITHDRAWAL SUBSECTIONS IN SPRING 2010 WHEN WE NEXT UPDATE THE FULL UNDERLYING PROSPECTUS.

     Finally, please note that withdrawals in excess of certain limits may have a significantly negative impact on the value of your GMWB through prematurely reducing the benefit's Guaranteed Withdrawal Balance (GWB) and Guaranteed Annual Withdrawal Amount (GAWA) and, therefore, cause your GMWB to prematurely terminate. Please see the explanations of withdrawals under each of the following GMWB descriptions for more information concerning the effect of excess withdrawals.

Ms. Ellen J. Sazzman
August 5, 2009
Page 3 of 4


6.   UNDERLYING PROSPECTUS

     Please explain to Commission Staff how and when the language of the supplement will be incorporated into the underlying prospectus.

     RESPONSE: THE LANGUAGE OF THE SUPPLEMENT WILL BE INCORPORATED INTO THE UNDERLYING PROSPECTUS IN SPRING 2010 DURING OUR ANNUAL PROSPECTUS UPDATES.


7.   PERIODIC EXPENSES

     Please clarify the basis for the Mortality and Expense Risk Charge and the Administration Charge.

     RESPONSE: WE ADDED "ANNUAL PERCENTAGE OF AVERAGE DAILY ACCOUNT VALUE OF INVESTMENT DIVISIONS" NEXT TO EACH CHARGE LISTING FOR CLARITY.


8.   EXAMPLE

     Please consider whether the Example section needs to be updated due to changes in charges.

     RESPONSE: THE EXAMPLE SECTION HAS BEEN UPDATED, AS REFLECTED IN THE EXCERPT BELOW.

                                     EXAMPLE

     The example below is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

     (The Annual Contract Maintenance Charge is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions and the Fixed Account.)

     The example assumes that you invest $10,000 in the Contract for the time periods indicated. Neither transfer fees nor premium tax charges are reflected in the example. The example also assumes that your investment has a 5% annual return on assets each year.

     The following example includes maximum Fund fees and expenses and the cost if you select the optional Highest Anniversary Death Benefit, the 2% Contract Enhancement, and the Guaranteed Minimum Withdrawal Benefit (using the maximum possible charge). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

     If you surrender your Contract at the end of the applicable time period:

        1 YEAR              3 YEARS           5 YEARS           10 YEARS
        $906                $2,202            $3,444            $6,318

     If you annuitize at the end of the applicable time period:

        1 YEAR              3 YEARS           5 YEARS           10 YEARS
        $906                $2,202            $3,444            $6,318

Ms. Ellen J. Sazzman
August 5, 2009
Page 4 of 4


     If you do NOT surrender your Contract:

        1 YEAR              3 YEARS           5 YEARS           10 YEARS
        $706                $2,077            $3,394            $6,318

     THE EXAMPLE DOES NOT REPRESENT PAST OR FUTURE EXPENSES. YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER.


9.   STATEMENT OF ADDITIONAL INFORMATION

     Please confirm to Commission Staff that there are no changes in the Statement of Additional Information.

     RESPONSE: THERE ARE NO CHANGES TO THE STATEMENT OF ADDITIONAL INFORMATION.


10.  FINANCIAL STATEMENTS, EXHIBITS, AND OTHER INFORMATION

     Any financial statements, exhibits, and other required disclosure not included in this post-effective amendment must be included in another post-effective amendment.

     RESPONSE: ANY FINANCIAL STATEMENTS, EXHIBITS AND OTHER REQUIRED DISCLOSURE NOT INCLUDED IN POST-EFFECTIVE AMENDMENT NO. 16 WILL BE FILED WITH THE NEXT POST-EFFECTIVE AMENDMENT.


11.  TANDY REPRESENTATIONS

     The Commission Staff objects to the "reservation of rights" and the "statement of registrant's position" in the registrant's current Tandy representations.

     RESPONSE:   PLEASE  ACCEPT  THAT  FOLLOWING  TANDY   REPRESENTATIONS   WITH
     REFERENCES  TO  THE   "RESERVATION   OF  RIGHTS"  AND  THE   "STATEMENT  OF
     REGISTRANT'S POSITION" REMOVED.

     WE HEREBY ACKNOWLEDGE AND AGREE AS FOLLOWS:

     o    SHOULD THE  COMMISSION  OR THE STAFF,  ACTING  PURSUANT  TO  DELEGATED
          AUTHORITY, DECLARE THE FILING EFFECTIVE, IT DOES NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING;

     o THE ACTION OF THE COMMISSION OR THE STAFF, ACTING PURSUANT TO DELEGATED AUTHORITY, IN DECLARING THE FILING EFFECTIVE, DOES NOT RELIEVE THE REGISTRANT FROM ITS FULL RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THE FILING; AND

     o THE REGISTRANT MAY NOT ASSERT THIS ACTION AS DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

                       SUPPLEMENT DATED SEPTEMBER 28, 2009
                    TO THE PROSPECTUS DATED APRIL 6, 2009 FOR

                            PERSPECTIVE ADVISORS IISM

        ISSUED BY JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK(R)
                        THROUGH JNLNY SEPARATE ACCOUNT I


THIS SUPPLEMENT UPDATES THE PROSPECTUS. PLEASE READ AND KEEP IT TOGETHER WITH YOUR COPY OF THE PROSPECTUS FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EXPLANATION:

     The purpose of this supplement is to notify you that we are increasing the Mortality and Expense Charge for Contracts purchased on or after September 28, 2009. If you purchased your Contract before September 28, 2009, your existing Mortality and Expense Charge does not change.

                                     1 OF 2
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
* Under FEES AND EXPENSES TABLES, with the fee table entitled "Periodic Expenses," please replace the corresponding grouping and accompanying footnotes with the following.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                          PERIODIC EXPENSES

      BASE CONTRACT

      Annual Contract Maintenance Charge (5)                                                                              $30

      Separate Account Annual Expenses
              ANNUAL PERCENTAGE OF AVERAGE DAILY ACCOUNT VALUE OF INVESTMENT DIVISIONS                                    1.70%

      Mortality And Expense Risk Charge (6)

          ANNUAL PERCENTAGE OF AVERAGE DAILY ACCOUNT VALUE OF INVESTMENT DIVISIONS                             1.55%


      Administration Charge

          ANNUAL PERCENTAGE OF AVERAGE DAILY ACCOUNT VALUE OF INVESTMENT DIVISIONS                             0.15%

      ------------------------------------------------------------------------------------------------------------------- --------
      ------------------------------------------------------------------------------------------------------------------- --------

      ------------------------------------------------------------------------------------------------------------------- --------
      ------------------------------------------------------------------------------------------------------------------- --------
      Total Separate Account Annual Expenses for Base Contract                                                            1.70%
      ------------------------------------------------------------------------------------------------------------------- --------
      ------------------------------------------------------------------------------------------------------------------- --------

----- ------------------------------------------------------------------------------------------------------------------- -------- -

(5) This charge is waived on Contract Value of $50,000 or more. This charge is deducted proportionally either annually (on your Contract Anniversary) or in conjunction with a total withdrawal, as applicable.

(6)  This charge is 1.50% on Contracts purchased BEFORE SEPTEMBER 28, 2009.

--------------------------------------------------------------------------------

*  Under EXAMPLE, please replace the entire example with the following.

                                     EXAMPLE

The example below is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

(The Annual Contract Maintenance Charge is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions and the Fixed Account.)

The example assumes that you invest $10,000 in the Contract for the time periods indicated. Neither transfer fees nor premium tax charges are reflected in the example. The example also assumes that your investment has a 5% annual return on assets each year.

The following example includes maximum Fund fees and expenses and the cost if you select the optional Highest Anniversary Death Benefit, the 2% Contract Enhancement, and the Guaranteed Minimum Withdrawal Benefit (using the maximum possible charge). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you surrender your Contract at the end of the applicable time period:

1 YEAR              3 YEARS           5 YEARS           10 YEARS
$906                $2,202            $3,444            $6,318

If you annuitize at the end of the applicable time period:

1 YEAR              3 YEARS           5 YEARS           10 YEARS
$906                $2,202            $3,444            $6,318

If you do NOT surrender your Contract:

1 YEAR              3 YEARS           5 YEARS           10 YEARS
$706                $2,077            $3,394            $6,318

THE EXAMPLE DOES NOT REPRESENT PAST OR FUTURE EXPENSES. YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER.


--------------------------------------------------------------------------------


* Under THE FIXED ACCOUNT, please replace the first paragraph with the following.

     PREMIUM THAT YOU ALLOCATE TO THE FIXED ACCOUNT WILL BE PLACED WITH OTHER ASSETS IN OUR GENERAL ACCOUNT. UNLIKE THE SEPARATE ACCOUNT, THE GENERAL ACCOUNT IS NOT SEGREGATED OR INSULATED FROM THE CLAIMS OF THE INSURANCE COMPANY'S CREDITORS. INVESTORS ARE LOOKING TO THE FINANCIAL STRENGTH OF THE INSURANCE COMPANY FOR ITS OBLIGATIONS UNDER THE CONTRACT, INCLUDING, FOR EXAMPLE, GUARANTEED MINIMUM DEATH BENEFITS AND GUARANTEED MINIMUM WITHDRAWAL BENEFITS. THE FIXED ACCOUNT IS NOT REGISTERED WITH THE SEC, AND THE SEC DOES NOT REVIEW THE INFORMATION WE PROVIDE TO YOU ABOUT IT. DISCLOSURES REGARDING THE FIXED ACCOUNT, HOWEVER, MAY BE SUBJECT TO THE GENERAL PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES. TRANSFERS OUT OF THE FIXED ACCOUNT ARE SUBJECT TO CONTRACTUAL AND ADMINISTRATIVE REQUIREMENTS. FOR MORE INFORMATION, PLEASE SEE THE APPLICATION, CHECK WITH THE REGISTERED REPRESENTATIVE HELPING YOU TO PURCHASE THE CONTRACT, OR CONTACT US AT OUR JACKSON OF NY SERVICE CENTER.

--------------------------------------------------------------------------------

* Under CONTRACT CHARGES, in the subsection entitled "Mortality and Expense Charges," please replace the first paragraph with the following.

     MORTALITY AND EXPENSE RISK CHARGES. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for the Mortality and Expense Charge. On an annual basis, this charge equals 1.55% of the average daily net asset value of your allocations to the Investment Divisions. For Contracts purchased BEFORE SEPTEMBER 28, 2009, the Mortality and Expense Risk Charge is 1.50%. This charge does not apply to the Fixed Account.

--------------------------------------------------------------------------------

* Under ACCESS TO YOUR MONEY, in the subsection entitled "Guaranteed Minimum Withdrawal Benefit Important Special Considerations," please add the following paragraph as the last paragraph in the subsection.

     Finally, please note that withdrawals in excess of certain limits may have a significantly negative impact on the value of your GMWB through prematurely reducing the benefit's Guaranteed Withdrawal Balance (GWB) and Guaranteed Annual Withdrawal Amount (GAWA) and, therefore, cause your GMWB to prematurely terminate. Please see the explanations of withdrawals under each of the following GMWB descriptions for more information concerning the effect of excess withdrawals.


                                     1 OF 2